

June 6, 2013

Via E-mail
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, New York 10019

> **Re: Silvercrest Asset Management Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 22, 2013**
> **Letter dated May 24, 2013**
> **File No. 333-188005**

Dear Mr. Campbell:

We have reviewed your registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Statements of Operations, pages 69 and 75

1.   We note that you have included pro forma tax and EPS data in your Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2012 and the three months ended March 31, 2013. It is our position that if a registrant was formerly a tax exempt enterprise (such as a partnership), pro forma tax and EPS data should be presented on the face of the historical financial statements. Since Silvercrest L.P. is your predecessor for financial reporting purposes, we believe that the Statements of Operations for Silvercrest L.P. and Subsidiaries on pages F-12 and F-39 should be revised to present pro forma tax and EPS data for the periods identified below:

- If necessary adjustments include more than adjustments for taxes, limit pro forma presentation to the latest fiscal year and interim period.

- If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.

Please also ensure that partner distributions in excess of current year earnings are reflected in your pro forma EPS calculation pursuant to SAB Topic 1.B.3.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 73

2.   We note that you present a $66 million pro forma adjustment in your statement of financial condition related to the issuance of Class B common stock and have classified this adjustment as an "offering adjustment" with a cross-reference to note (A).   However, we could not locate a discussion of this adjustment within note (A) on page 76. Furthermore, your disclosure in other parts of your filing indicates that the issuance of Class B common stock will occur as part of the reorganization prior to the consummation of the offering. Please revise to (a) provide disclosure related to the issuance of these shares within your pro forma discussion and (b) reflect the issuance of these shares as a reorganization adjustment given your disclosure that such shares will be issued prior to the consummation of this offering.

3.   With respect to the $10 million distribution that you intend to make to existing limited partners prior to the consummation of this offering, you disclose in various places throughout your filing that such distribution will be funded from the existing cash balances of Silvercrest L.P. at the time of the reorganization but before the consummation of this offering and will not be funded by any proceeds of this offering. However, your current presentation of the $10 million distribution to existing limited partners as an offering adjustment appears to directly contradict this disclosure. Please address the following:

- You disclose on page 62 of your Form S-1/A filed on May 22, 2013 that this distribution will be paid from cash on hand at March 31, 2013 and cash and undistributed earnings that have been generated subsequent to March 31, 2013. Please quantify for us your current cash balance and to the extent that you do not currently have sufficient cash to fund this distribution, tell us how you plan to fund this distribution without utilizing any proceeds from the offering. Please also revise your disclosure accordingly to address such uncertainties.

- It does not appear that the payment of this distribution can be directly attributed to the offering given your assertion that the distribution will not be funded with offering proceeds. As such, we do not believe this payment meets the requirements in Article 11-02(b)(6) to be reflected as a pro forma offering adjustment; however, we would not object to narrative footnote disclosure explaining how you intend to fund this distribution. Please revise your Unaudited Pro Forma Consolidated Statement of Financial Condition accordingly.

4.   As a related matter, while we acknowledge that you have reflected the accrual for this distribution as a reorganization adjustment in your pro forma financial statements, we believe that a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented alongside your latest historical balance sheet on page F-38 pursuant to SAB Topic 1.B.3. Please revise your filing accordingly.

(1) Reorganization Adjustments, page 75

5.   We note several instances where a specific pro forma adjustment is explained in multiple footnotes. For example, reorganization adjustment (D) includes several adjustments that are already explained in other footnotes, including (A), (C), and (E). To increase the transparency of your disclosure, please revise your disclosure to describe each adjustment in a separate footnote, or at a minimum, provide a cross-reference between related footnotes.

(2) Offering Adjustments, page 76

6.   In the interest of transparency, please revise to segregate the offering adjustments related to the use of proceeds from note (A). In this regard, we note that you illustrate the use of proceeds to purchase Class B units within note (B) on page 77; however, you do not include a cross-reference to this note within your pro forma statement of financial condition with respect to your pro forma adjustments to Cash and cash equivalents. We think it would be clearer to discuss and reference this transaction in its entirety within offering adjustment (B).

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director